Exhibit 99.4

LETTER OF TRANSMITTAL

WITH RESPECT TO THE
COMMON SHARES OF

COPERNIC INC.

This letter of transmittal (the “Letter of Transmittal”) is for use by registered holders (“Shareholders”) of common shares of Copernic Inc. (the “Company”) in connection with the proposed consolidation all of the issued and outstanding common shares on the basis of one (1) post-consolidation share for every two (2) to ten (10) common shares (the “Consolidation”), the Consolidation Factor to be determined at the discretion of the Board of Directors, that will be submitted for approval at the special meeting of Shareholders of the Company to be held on September 11, 2009 (the “Meeting”).

You are referred to the Notice of Meeting and Management Information Circular dated August 10, 2009 (the “Circular”) that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Circular have the meanings set out in the Circular.

See the last page of this Letter of Transmittal for the Transfer Agent’s address and telephone number.

THE TRANSFER AGENT OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

The Consolidation shall take place, at the discretion of the Board of Directors, in the days following the Meeting, if the Consolidation Resolution is approved.  If the Consolidation Resolution is approved and the Board of Directors decides to proceed with the Consolidation, the Consolidation shall be effective once the Articles of Amendment have been filed pursuant to the Business Corporations Act (Ontario) (the “Effective Time”).  At the Effective Time, the Company will announce by way of press release that they are proceeding with the Consolidation.  At this point, each Shareholder shall complete the Letter of Transmittal and submit their pre-consolidation share certificates in order to receive new share certificates for their post-consolidation shares.

In order for you to receive your new common shares, you are required to deposit the certificates representing the common shares with the Transfer Agent. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for common shares deposited for cancellation and replacement pursuant to the Consolidation.

Please read the Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute valid delivery. If common shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2 below.

TO:                          COPERNIC INC.

AND TO:                        EQUITY TRANSFER & TRANSFER COMPANY

At the Effective Time (to be announced via issuance of the press release to this effect by the Company), the undersigned hereby deposits with the Transfer Agent for transfer and cancellation, the enclosed certificate(s) representing common shares, details of which are as follows (please print or type):

Name of Shareholder	Certificate Number(s)	Number of Common Shares Represented by Certificate

NOTE: If the space provided above is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

It is understood that, upon receipt of this Letter of Transmittal and of the certificate(s) representing the common shares deposited herewith (the “Deposited Shares”) and following the Effective Time of the Consolidation, the Transfer Agent will deliver to the undersigned  new certificates for those pre-consolidation common shares, shall cancel those certificates and issue new certificate(s) representing the post-consolidation shares.

The undersigned Shareholder, represents and warrants in favour of the Company that: (i) the undersigned is, and will immediately prior to the Consolidation, be the registered holder of the Deposited Shares; (ii) such Deposited Shares are, and will immediately prior to the Consolidation, be owned by the undersigned free and clear of all hypothecations, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; and (vi) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Transfer Agent by no later than 5:00 p.m. (Eastern time) on the last business day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the last business day preceding the date of the reconvened Meeting, the undersigned will not transfer or permit to be transferred any of such Deposited Shares except pursuant to the Consolidation. These representations and warranties shall survive the completion of the Consolidation.

Except for any proxy deposited with respect to the vote on the Consolidation Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares, and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effective and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Transfer Agent. The undersigned will, upon request, execute any guarantees or additional documents deemed by the Transfer Agent to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall constitute a binding agreement between the undersigned and the Company and shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a “CPOA”). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and shall not be terminated by the execution by the undersigned in the future of the CPOA, and the undersigned hereby agrees not to take any action in the future which results in the termination of the authority herein conferred.

The undersigned instructs the Transfer Agent to mail the newly issued post-consolidation shares as soon as practicable once they have received the Letter of Transmittal and the accompanying share certificates in accordance with the instructions given below.

If the Consolidation is not completed, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Box D, or failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of the Company and all covenants and representations hereunder given by the Shareholder shall be deemed terminated.

It is understood that the undersigned will not receive the post-consolidation shares until after the Effective Time and until the certificate(s) representing the Deposited Shares, if applicable, owned by the undersigned are received by the Transfer Agent at one of the addresses set forth below, together with such additional documents as the Transfer Agent may require. The undersigned further represents and warrants that the upon receipt of the post-consolidation shares, all obligations of the Transfer Agent and the Company will be completely discharged of any obligations with respect to the matters contemplated in this Letter of Transmittal.

Until surrendered, each certificate formerly representing pre-consolidation common shares shall be deemed for all purposes to represent the number of post-consolidation common shares to which the Shareholder is entitled as a result of the Consolidation.

PLEASE COMPLETE EITHER BOX A OR BOX B. SEE INSTRUCTION 5 BELOW.

BOX E

TO BE COMPLETED BY ALL SHAREHOLDERS

Signature guaranteed by (if required under Instruction 3)	Date:____________________________________, 2009
Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative – See Instruction 4
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address of Guarantor (please print or type)	Social Insurance or Social Security Number of Shareholder (please print or type)
	Name of Authorized Representative, if applicable (please print or type)
E-mail Address of Guarantor (please print or type)	Daytime telephone number of Shareholder or Authorized Representative
	Daytime facsimile number of Shareholder or Authorized Representative
	E-mail address of Shareholder or Authorized Representative

INSTRUCTIONS

1.	Use of Letter of Transmittal

The method used to deliver this Letter of Transmittal and any accompanying certificates representing common shares is at the option and risk of the Shareholder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Transfer Agent. The Company recommends that the necessary documentation be hand delivered to the Transfer Agent at the address specified below, and a receipt obtained should be obtained; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended. Shareholders whose common shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those common shares.

2.	Signatures

This Letter of Transmittal must be completed, dated and signed by the Shareholder or by such Shareholder’s duly authorized representative (in accordance with Instruction 4).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)
If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a certificate is to be issued to a person other than the registered owners:

(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii)
the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

(c)
If any of the surrendered common shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letter of Transmittal as there are different registrations of common shares.

3.	Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder of the common shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered holder of the common shares or if the post-consolidation common share certificate is to be sent to a person other than the registered holder of the common shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Transfer Agent (except that no guarantee is required if the signature is that of an Eligible Institution).

An ‘‘Eligible Institution’’ means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada (IIROC), members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.	Trustees, Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. Either the Company or the Transfer Agent, at their discretion, may require additional evidence of authority or additional documentation.

5.	Payment and Delivery Instructions

In all cases, either Box A or Box B should be completed.  If neither Box A nor Box B is completed, or Box A is chosen but no address is provided, the new share certificates for the post-consolidation shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears on the securities register of the Company.

6.	Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for common shares, additional certificate numbers and numbers of shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If common shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of common shares will be accepted.

(d)
Additional copies of this Letter of Transmittal may be obtained from the Transfer Agent at the office specified on the last page of this Letter of Transmittal. This Letter of Transmittal is also available at the website maintained by The Canadian Depository for Securities Limited at www.sedar.com.

(e)
The Company reserves the right, if either so elects in its absolute discretion, to instruct the Transfer Agent to waive any defect or irregularity contained in any Letter of Transmittal received by it.

(f)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

7.	Lost Certificates

If a certificate representing common shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with an affidavit by the person claiming such certificate to be lost, stolen or destroyed, to the Transfer Agent. The Transfer Agent will respond with the replacement requirements in order for you to receive your entitlement.

8.	Return of Certificates

If the Consolidation is not completed for any reason, any certificate(s) for common shares received by the Transfer Agent will be returned forthwith in accordance with the delivery instructions in Box D. If that box is not completed, the certificate(s) in respect of the common hares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears on the securities register of the Company.

The Transfer Agent is:

EQUITY TRANSFER & TRUST COMPANY

By Mail/Registered Mail/Hand/Courrier 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1

Equity Transfer & Equity Trust
(416) 361-0152

Any questions and requests for assistance may be directed
to the Transfer Agent at the telephone number
and location set out above.